CONFIDENTIAL TREATMENT HAS BEEN REQUESTED PURSUANT TO RULE 83 AND THIS LETTER OMITS CONFIDENTIAL INFORMATION INCLUDED IN THE UNREDACTED VERSION OF THIS LETTER THAT WAS DELIVERED TO THE DIVISION OF CORPORATION FINANCE AND ASTERISKS DENOTE SUCH OMISSIONS.

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004-1980

Tel: 212.859.8000

Fax: 212.859.4000

Direct Line: 212.859.8735 Fax: 212.859.4000 levitmi@ffhsj.com November 9, 2006

Pamela A. Long

Assistant Director

Division of Corporate Finance

Andrew P. Schoeffler

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pregis Corporation (the “Company”)

Registration Statement on Form S-4

File No. 333-130353 and 333-130353-01 through 04

(the “Registration Statement”)

Dear Ms. Long:

This letter sets forth the response of the Company to the comment letter, dated February 24, 2006, of the staff of the Division of Corporate Finance (the “Staff”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. This letter is being filed with Amendment No. 2 to the Company’s Registration Statement (the “Amendment”).

Collateral for Senior Secured Floating Rate Notes, Page 8

1.	We note your tabular presentation is introduced as the capital stock which constitutes collateral for the senior secured floating rate notes. Given the threshold limitations please provide an additional column in your table which highlights the maximum amount of book value and market value which is included in the collateral pool.

Response: The Company has added an additional column in the table which highlights the

A Delaware Limited Liability Partnership

New York • Washington • London • Paris • Frankfurt

Fried, Frank, Harris, Shriver & Jacobson LLP

November 9, 2006

maximum amount of book value and market value which is included in the collateral pool. Please see page 58.

Summary Historical Financial and Other Data, page 12

2.	We note your revised disclosures provided in response to comment 15 of our letter dated January 12, 2006 and have the following additional comments:

•	With regard to your discussion of the material limitations associated with EBITDA, it is unclear to us why you have presented the last two bullets (e.g. discussion of cash expenditures and cash requirements of your working capital needs) as limitations of a non-GAAP operating performance measure.

•	It is unclear to us why, given the fact that you use and discuss EBITDA in the context of assessing your operating performance, it is necessary to tell investors that EBITDA should not be considered as a measure of discretionary cash as you do in the penultimate paragraph on page 14.

•	It is unclear to us how your utilization of GAAP cash flow information helps you to compensate for the material limitations of your non-GAAP operating performance measure.

Please revise your disclosures accordingly.

Response: The Company has revised the disclosure in accordance with the Staff’s comment. Please see pages 13 and 14. In particular, the Company has (1) deleted the last two bullets in connection with the discussion of the material limitations associated with EBITDA; (2) deleted the sentence in the penultimate paragraph stating that EBITDA should not be considered as a measure of discretionary cash; and (3) eliminated the references to GAAP cash flow information as compensation for the material limitations of EBITDA.

Note (3) to the Unaudited Pro Forma Condensed Balance Sheet, page 35

3.	We note your response to comments 26 and 27 of our letter dated January 12, 2006. Please disclose the fact that the US employees of GPP ceased to participate in Pactiv’s plan upon consummation of the acquisition and post acquisition will be able to participate in the 401(k) plan of Pregis. Further disclose the impact you believe the pension plan and the various agreements with Pactiv will have on your pro forma statements as you have discussed in your responses to comments 26 and 27 of our letter dated January 12, 2006.

Fried, Frank, Harris, Shriver & Jacobson LLP

November 9, 2006

Response: In response to the Staff’s comment, the Company has added the following Notes 8 and 9 to its Unaudited Pro Forma Condensed Statement of Operations (please see pages 39 and 40):

“(8)	Upon consummation of the Acquisition, the U.S. employees of our Global Protective Packaging segment ceased to participate in Pactiv’s U.S. pension plan. These employees are still entitled to the benefits that had vested under the Pactiv plan; however, any subsequent cost or liability of the Pactiv plan will be borne by Pactiv. Subsequent to the Acquisition, these employees were eligible to participate in the new 401(k) defined contribution plan sponsored by us. We estimate that our contribution to the Pregis 401(k) plan will be substantially comparable to our historical expense allocation from the Pactiv pension plan. Therefore, no pro forma adjustment has been included herein.

(9)	We considered the terms of the various agreements we entered into with Pactiv in connection with the Acquisition, and concluded that pro forma adjustments were not required, as follows:

•	Transition Services and Lease Agreement – The costs related to the support services and lease rental set forth in these agreements are comparable to the historical costs allocated by Pactiv, and therefore already reflected, in our historical financial statements.

•	Non-Competition Agreement – We will continue to operate in a competitive environment. Therefore, management does not believe that we will realize any significant cost or pricing differential as a result of this agreement with Pactiv.

•	Purchase Agreements – The products that are the subject of these agreements constitute an insignificant portion of our annual cost of sales and sales. Further, the pricing terms contained in the purchase agreements to buy and sell certain products from and to Pactiv are substantially similar to the pricing terms for the products reflected in our historical results.”

Use of Adjusted EBITDA, page 55

4.	We note your response to comment 36 of our letter dated January 12, 2006 and your revised disclosure. We note that you continue to discuss Adjusted EBITDA as a performance measure and have the following comments in this regard:

•	We note that your Adjusted EBITDA measure eliminates various items that appear to be recurring or reasonably likely to recur in within two years. In this regard, it is unclear how your Adjusted EBITDA measure meets the requirements on Item 10(e)(1)(ii) of Regulation S-K.

•	Notwithstanding the above bullet, it is unclear to us, if you are able to

Fried, Frank, Harris, Shriver & Jacobson LLP

November 9, 2006

demonstrate the appropriateness of Adjusted EBITDA as a performance measure, why you have presented the discussion surrounding Adjusted EBITDA as a performance measure within the liquidity and capital resources section of your Management’s Discussion and Analysis. Also see our comment above as it relates to your EBITDA discussion.

Response: The Company has revised the disclosure to eliminate all references to Adjusted EBITDA as a performance measure. As a result, the Company now presents Adjusted EBITDA only as a debt covenant measure. Please see pages 58 through 61.

Combined Statements of Cash Flows, page F-5

5.	We note your response to comment 64 of our letter dated January 12, 2006 and your revised disclosure. Based on your response, it is unclear to us why the $14,225 of corporate allocations is not reflected as an adjustment to reconcile your income to cash provided by operating activities. In this regard, it appears that although these allocations have been reflected for the purpose of these financial statements you did not reimburse Pactiv for providing such services. In addition, it is also unclear to us why $24,861 of intercompany settlements are reflected within your financing activities of your statement of cash flows since you indicate in your response that you did not receive cash from Pactiv for the Pactiv receivables and your payables to Pactiv are forgiven. Clarify why these intercompany settlements are not more appropriately discussed and disclosed as non-cash transactions in accordance with paragraph 32 of SFAS 95.

Response: In response to the Staff’s comment, the Company has revised its statements of cash flows to reflect only the net cash contributions within the financing section, and the prior year presentations have been donated as “restated” accordingly. The Company has further revised its disclosure regarding the cash and non-cash activity within its Note 12—Related Party Transactions, in an effort to clarify the nature of that activity settled in cash, and therefore presented within the statements of cash flows, as well as that activity that was not settled in cash but rather treated as non-cash contributions or distributions to reflect the settlement of this activity by Pactiv on behalf of the Predecessor. Please see pages F-20 through F-22.

The Company believes that this revised disclosure properly presents just the cash activity within the statements of cash flows, in accordance with paragraph 32 of SFAS 95.

Fried, Frank, Harris, Shriver & Jacobson LLP

November 9, 2006

Note 13. Segment and Geographic Information, page F-22

6.	We note your response to comment 68 of our letter dated January 12, 2006 with regard to the aggregation of Hexacomb within your Protective Packaging reportable segment. Your response indicates that Hexacomb and your Protective Packaging segment have similar economic characteristics, including similar gross margins. Please provide for us the financial information that is provided to the CODM which shows sales and gross margins for each operating segment for each of the last 5 years. Please address for us any inconsistencies between the trends they depict.

We further note that your current disclosure does not indicate that Hexacomb is aggregated with your Protective Packaging segment as required in paragraph 26 of SFAS 131. Please revise your disclosure to discuss the factors used to identify the Company’s reportable segments.

Response: As requested by the Staff, the Company supplementally provides the attached summary (Annex 1) showing the sales and gross margins for both the Hexacomb product line and the other Protective Packaging products (exclusive of Hexacomb). The Company believes this presentation demonstrates similar gross margin trends and supports the assertion that the Hexacomb product line has similar economic characteristics to the other Protective Packaging products.

The Company noted two inconsistencies in the overall trends, which can be explained as follows:

•	For the year ended December 31, 2005 and nine month period ended September 30, 2006, the Hexacomb product line has generated measurably higher gross margins than those generated by the remaining product lines within the Protective Packaging segment. For these periods, the Hexacomb business has benefited from labor cost reduction initiatives and effective pricing programs to recover its principal paper-based raw material costs. While Hexacomb has realized benefits over these periods, the disparity in margins is exaggerated by increased volatility of resin-based raw material costs (driven by hurricane activity in the second half of 2005 and volatile oil prices through much of 2006), which have driven down margins in the other Protective Packaging product lines. However, the other Protective Packaging businesses have similar initiatives to improve pricing and increase productivity, so the Company does not consider this recent anomaly in margins to be indicative of a new trend going forward.

•

For the year ended December 31, 2002, the Hexacomb product line generated measurably lower margins than those generated by the remaining Protective Packaging products. Contrary to recent periods, Hexacomb experienced low

Fried, Frank, Harris, Shriver & Jacobson LLP

November 9, 2006

productivity and less effective pricing in this period, while the other Protective Packaging product lines benefited from manufacturing cost reductions and stability in resin-based raw material costs, which contributed to the disparity in margins.

The Company has further revised its disclosure in Note 17 – Segment and Geographic Information to discuss the factors used to identify the Company’s reportable segments and to indicate that the Hexacomb product line has been aggregated within the Protective Packaging reportable segment. Please see page F-32.

Exhibit 5.1

7.	We note that Hexacomb Corporation is incorporated in the State of Illinois. We also note that the opinion does not cover Illinois corporate law. In this regard, we note the qualifications set forth in clauses (ii) and (iii) of the fifth paragraph and the first sentence of the third last paragraph. Please be advised that the opinion may not exclude the corporate laws of the jurisdiction of incorporation of a guarantor. Matters governed by corporate law, such as having the authority to enter into the indentures, guarantees and notes, impact the binding nature of the parties’ obligations. Please have counsel revise its opinion accordingly.

Response: The Company respectfully submits that it has filed a form of an opinion to be delivered by Steven C. Huston, Vice President, General Counsel and Secretary of the Company, which opinion covers the laws of the State of Illinois, including Illinois corporate law. Please see Exhibit 5.2.

8.	We note that the opinion is dated as of February 14, 2006. We also note that the opinion is qualified by assumptions made as of that date. In this regard, we note the disclosure in the last sentence of the third last paragraph. Please have counsel revise its opinion to clarify that it speaks through the effective date of your registration statement. Counsel can do this by either revising its opinion or by filing another opinion dated the date of effectiveness.

Response: In response to the Staff’s comment, the Company has filed a revised form of opinion to be delivered by the law firm of Fried, Frank, Harris, Shriver & Jacobson LLP, which replaced the last sentence of the third last paragraph with a new sentence: “[t]he opinions expressed herein are given only as of the date of effectiveness of the Registration Statement, and we undertake no responsibility to update or supplement this opinion letter after that date for any reason.” Please see Exhibit 5.1. The Company further notes that the new opinion to be delivered by Steven C. Huston contains a similar sentence. Please see Exhibit 5.2.

9.	We note the statement in the last paragraph that the opinion “may not be relied on

Fried, Frank, Harris, Shriver & Jacobson LLP

November 9, 2006

in any manner or for any purpose by any other person or entity.” Please be advised that security holders are entitled to rely on the opinion. Please have counsel revise its opinion accordingly.

Response: In response to the Staff’s comment, the Company has filed a revised form of opinion to be delivered by the law firm of Fried, Frank, Harris, Shriver & Jacobson LLP, which deleted the statement that “[t]he opinions expressed herein are solely for your benefit in connection with the transaction covered in the first paragraph of this letter and may not be relied on in any manner or for any purpose by any other person or entity and may not be quoted or referred to in whole or in part without our prior written consent.” Please see Exhibit 5.1. The Company further notes that the new opinion to be delivered by Steven C. Huston does not contain similar limitation. Please see Exhibit 5.2.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735.

Sincerely,

/s/ Michael A. Levitt

Michael A. Levitt

cc:	Michael T. McDonnell (Pregis Corporation)

Timothy J. Cunningham (Pregis Corporation)

Steven C. Huston (Pregis Corporation)

Leslie A. Braun (Pregis Corporation)

Annex 1

Pregis Corporation

Segment Reporting

Comparisons of Gross Margins

($ in thousands)	Hexacomb product line			Other protective packaging product lines			Protective Packaging Segment

2006 YTD September
Net sales	$	*		$	*		$	*
Gross profit	$	*		$	*		$	*
Gross profit margin		*			*			*

2005
Net sales	$	*		$	*		$	*
Gross profit	$	*		$	*		$	*
Gross profit margin		*			*			*

2004
Net sales	$	*		$	*		$	*
Gross profit	$	*		$	*		$	*
Gross profit margin		*			*			*

2003
Net sales	$	*		$	*		$	*
Gross profit	$	*		$	*		$	*
Gross profit margin		*			*			*

2002
Net sales	$	*		$	*		$	*
Gross profit	$	*		$	*		$	*
Gross profit margin		*			*			*

2001
Net sales	$	*		$	*		$	*
Gross profit	$	*		$	*		$	*
Gross profit margin		*			*			*

Gross profit margin:

3-year average		*	%		*	%		*	%

5-year average		*	%		*	%		*	%